Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
EnerSys
Computation of Ratio of Earnings to Fixed Charges
The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended March 31, 2016:

	Fiscal year ended March 31,
	2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings:
Income before provision for income taxes	$181,937	$249,339	$163,747	$230,233	$191,259
Plus: fixed charges	35,399	33,624	29,792	29,977	27,821

Total	$217,336	$282,963	$193,539	$260,210	$219,080

Fixed charges:
Interest expense including capitalized interest	$23,869	$21,633	$18,151	$18,947	$17,281
Interest within rental expense	11,530	11,991	11,641	11,030	10,540

Total	$35,399	$33,624	$29,792	$29,977	$27,821

Ratio of earnings to fixed charges	6.14	8.42	6.50	8.68	7.87
NOTE: These ratios include EnerSys and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from operations before income taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, including non-cash interest accreted on Convertible Notes of $1,330, $8,283, $7,614, $7,001 and $6,436, respectively, for fiscal 2016 through fiscal 2012, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) portion of operating lease rental expense considered to be representative of the interest factor. Interest related to uncertain tax positions is included in the tax provision in the Company’s Consolidated Statements of Income and is excluded from the computation of fixed charges.